Exhibit 1.01
Greif, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2018
This Conflict Minerals Report is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, wolframite, gold and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
As used in this report, the terms “Greif,” the “Company,” “we,” “us,” “it,” and “our” refer to Greif, Inc. and its subsidiaries during the 2018 calendar year.

1.
Products. The Company produces the following products: rigid industrial packaging products that include steel, plastic and fibre containers, reconditioned containers, intermediate bulk containers and packaging accessories such as closure systems, flanges, plugs, caps and capseals, screwcaps and nozzles; flexible packaging products such as flexible intermediate bulk containers; and paper products such as containerboard and corrugated products. Based upon our internal assessment, the flexible packaging products and paper products we produce are composed primarily of resin, pulpwood, old corrugated containers for recycling and containerboard and do not contain conflict minerals. In addition, our reconditioned container products are manufactured from post-industrial used packaging, which is a recycled source. Accordingly, for the purposes of this assessment only rigid industrial packaging products (excluding reconditioned products) and packaging accessories were considered.

2.
Policy. Greif has adopted a Conflict Minerals Policy Statement that reflects its dedication to working with our customers and suppliers to source in a responsible manner the materials we use in manufacturing our products. Under the policy, the Company reviewed the use of conflict minerals in our products and our global supply chain management system in accordance, in all material respects, with the general principles of the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

In accordance with our Conflict Minerals Policy Statement, we require that our suppliers (a) assist us in complying with the SEC regulations related to conflict minerals by providing reasonably requested information from time to time and (b) undertake all reasonable due diligence within their supply chains to determine the origin of conflict minerals and meet all applicable SEC reporting requirements. In addition, the Conflict Minerals Policy Statement requires our suppliers to (c) establish conflict minerals policies that affirm our commitment to ethical business practices and that are consistent with the Five Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain contained in the OECD Guidance (the “OECD Framework”) and (d) cooperate with Greif and/or its representatives in connection with any on-site inspections or audits of suppliers’ due diligence procedures and systems related to conflict minerals, although those components of the policy have not yet been implemented.
In addition, Greif has adopted a Supplier Code of Conduct that encourages all suppliers to procure raw materials and services in an ethical manner that supports sustainable business practices. Links to the Greif, Inc. Conflict Minerals Policy Statement and Supplier Code of Conduct can be found under the Code of Business Conduct and Ethics section at www.greif.com/about-greif/.

3.
Steps Taken to Identify Risks in the Supply Chain and the Reasonable Country of Origin Inquiry (“RCOI”). Greif has adopted a methodology and due diligence process that is materially based on the OECD Framework. The five steps of the OECD Framework are to:

•	Establish strong company management systems;

•	Identify and access risk in the supply chain;

•	Design and implement a strategy to respond to identified risks;

•	Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain; and

•	Report on supply chain due diligence.

Greif has taken the following actions in furtherance of the implementation of this methodology:
Establish strong company management systems
Greif has adopted a Conflict Minerals Policy Statement (see section 2 above). Greif has assembled an internal team of individuals from various functional areas within the organization to execute the ongoing process of supply chain due diligence under the supervision of senior management personnel. The team is responsible for maintaining a system of controls and transparency over Greif’s supply chain that involves 3TG by (a) identifying Greif’s first-tier suppliers of 3TG and 3TG containing goods; (b) requesting information from these suppliers regarding their upstream suppliers and smelters, as well as their conflict minerals policies and due diligence procedures; and (c) communicating Greif’s ongoing expectations of its suppliers relating to conflict minerals. In addition, Greif has adopted a Supplier Code of Conduct that encourages its suppliers to procure all raw materials in an ethical manner supportive of sustainable business practices. The Supplier Code of Conduct contains a grievance mechanism to aid in facilitating supplier compliance.
Identify and access risk in the supply chain
Greif conducted an internal review to identify relevant first-tier raw material suppliers. The Company’s technical experts, production managers and other employees reviewed the key components and raw materials contained in the products manufactured by the Company. Our analysis found that a limited number of Greif’s rigid industrial packaging products contain tin, tin plate or electrolytic tin coatings (a) as a food contact material, (b) as a rust inhibitor, (c) to provide chemical resistance, (d) to improve processability or (e) to improve paint adhesion, making them necessary for the functionality of the applicable product.
Those products include:

•	Tin-lined open head drums;

•	Tinplate drums;

•	Tinplated open head and tight head pails;

•	Various packaging accessories and closure products containing or coated with tin (flanges, plugs, paint caps, capseals, nozzles and screwcaps).

After identifying the products that include 3TG, Greif mapped the materials used from their respective suppliers. As a downstream purchaser, Greif contacted its first-tier suppliers in an attempt to trace the origin of the 3TG used in Greif products to the applicable smelting facility. In 2018, Greif’s manufactured products containing 3TG were purchased by the Company from 17 separate suppliers. Each supplier was requested to complete a standard conflict minerals reporting template jointly developed by the Responsible Business Alliance® (“RBA”) and the Global e-Sustainability Initiative (“GeSI”) (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct upstream suppliers, and a listing of the smelters the supplier and its upstream suppliers use. Written instructions and recorded training illustrating the use of the Template are available on the website of the Responsible Minerals Initiative (“RMI”). The Template has been widely adopted by many companies in their due diligence processes related to conflict minerals.
Design and implementation of a strategy to respond to identified risks
Upon receipt of the completed Templates or alternative data and certifications received from the suppliers, all information was reviewed for completeness, inconsistencies and “red flags” (as defined in the OECD Framework) and all reported 3TG smelting facilities were compared to RMI’s independently verified list of smelters and refiners that are conformant with the Responsible Minerals Assurance Process (“RMAP”) assessment protocols. We rely, in good faith, on these supplier responses to provide us with information about the source of conflict minerals contained in the goods supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. No “red flags” were identified in this process and we determined that our greatest risk resides with the suppliers who failed to complete the Template or to identify smelters in their response to our request.

Independent third-party audits
Greif does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the entities that provide our supply chain with 3TG materials. However, we do rely upon the industry (for example, RBA and RMI) efforts to influence smelters and refineries to undergo a third party independent audit and become designated as a RMAP conformant smelter which has been verified to have systems in place to responsibly source minerals.
Report on supply chain due diligence
Greif has compiled its results and filed this Conflict Minerals Report in accordance with Rule 13p-1 through the use of the Form SD and Attachment A. Further information is also available by reviewing the Greif Conflict Minerals Policy Statement which is located under the Code of Business Conduct and Ethics section at www.greif.com/about-greif/

4.	Results for the 2018 Calendar Year.
Seventeen first-tier 3TG suppliers were contacted as part of our due diligence process and asked to complete the Template. Greif received responses from 16 suppliers (13 first-tier suppliers completed the Template, three first-tier suppliers partially completed the Template or submitted other data or certifications and one first-tier supplier failed to respond after repeated requests), a response rate of approximately 94%. Of the 31 smelters identified by our suppliers as the origin of 3TG materials used in our products, 26 were contained on the RMAP list as conformant and of those 26, three smelters have a “re-audit in process” and RMI considered those smelters as conformant to the standards set forth within the RMAP audit protocol. Four suppliers failed to identify the smelter(s) supplying them with tin. Therefore, we were unable to identify all of the smelters or mines of origin that produce the tin that is used in our products. For more definitive results please see Attachment A to this Conflict Minerals Report.

5.	Steps Greif Will Take Subsequent to the End of Calendar Year 2018.
The due diligence and risk assessment process discussed above is ongoing. As Greif continues to conduct due diligence on its products and implement the Conflict Minerals Policy Statement within its global supply chain organization and processes, we will continue to develop and refine procedures including improving engagement with our suppliers to increase our response rates and the quality of the responses received to meet the goals and adhere to values set forth in the policy outlined above.

6.	Independent Private Sector Audit.
The information in this report has not been audited by an independent private sector auditor.

Attachment A
List of Product Categories Containing 3TG and Smelter List

Product Categories	Greif Manufacturing Location	Smelters Identified by 1st Tier Suppliers	Smelter Location	RMAP Conformant[1]

Tin Lined Open Head Steel Drum	Merced, California (USA)	Mineração Taboca S.A.	Brazil	Yes
		EM Vinto	Bolivia	Yes
		Malaysia Smelting Corp (MSC)	Malaysia	Yes[2]
		Thaisarco	Thailand	Yes
		PT Timah (Persero) Tbk Kundur	Indonesia	Yes
		PT Timah (Persero) Tbk Mentok	Indonesia	Yes
		Metallo Belgium N.V.	Belgium	Yes[2]
		CV Venus Inti Perkasa	Indonesia	Yes
		PT Mitra Stania Prima	Indonesia	Yes[2]
		PT Tinindo Inter Nusa	Indonesia	Yes
		White Solder Metalurgia e Mineraçào Ltda.	Brazil	Yes
		Minsur	Peru	Yes
		PT Bangka Prima Tin	Indonesia	Yes
		Rui Da Hung	Taiwan	Yes
		PT DS Jaya Abadi	Indonesia	Yes
		PT Standindo Inti Perkasa	Indonesia	Yes
		PT Aries Kencana Sejahtera	Indonesia	Yes

Tinplate Drum	Vanderbijlpark, South Africa	CNMC (Guangxi) PGMA Co. Ltd.	China	No
		PT Aries Kencana Sejahtera	Indonesia	Yes
		PT ATD Makmur Mandiri Jaya	Indonesia	Yes
		Empresa Metalurgica Vinto	Bolivia	No
		CV United Smelting	Indonesia	Yes
		PT Tinindo Inter Nusa	Indonesia	Yes

Tinplate Open Head Pails	Buenos Aires, Argentina[3]	None specified	--	--

Tinplate Tight Head Pails	Singapore	Yunnan Tin Company Limited	China	Yes
		Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Yes

Tinplated Flanges and Plugs	Amsterdam, Netherlands	Fenix Metals	Poland	Yes
		China Tin Group Co., Ltd.	China	Yes
		Malaysia Smelting Corp (MSC)	Malaysia	Yes[2]
		Minsur	Peru	Yes
		PT Timah (Persero) Tbk Kundur	Indonesia	Yes
		PT Timah (Persero) Tbk Mentok	Indonesia	Yes
		Thaisarco	Thailand	Yes
		CV Ayi Jaya	Indonesia	Yes
		Metallo Belgium N.V.	Belgium	Yes[2]
	Carol Stream, IL (USA)	Thaisarco	Thailand	Yes
		Malaysia Smelting Corp (MSC)	Malaysia	Yes[2]

Product Categories	Greif Manufacturing Location	Smelters Identified by 1st Tier Suppliers	Smelter Location	RMAP Conformant [1]

Painted Capseals, Nozzles and Screwcaps	Amsterdam, Netherlands[3]	Malaysia Smelting Corp (MSC)	Malaysia	Yes[2]
		PT Bukit Timah	Indonesia	Yes
		PT Timah (Persero) Tbk Mentok	Indonesia	Yes
		Thailand Smelting & Refining Co. Ltd.	Thailand	No
		China Yunnan Tin Co. Ltd.	China	No
		Chengfeng Metals Co. Pte. Ltd.	China	No
	Araucaria, Brazil[3]	None specified	--	--
	Penrith, Australia	Malaysia Smelting Corp (MSC)	Malaysia	Yes[2]
		PT Bukit Timah	Indonesia	Yes
		PT Timah (Persero) Tbk Mentok	Indonesia	Yes
		Thailand Smelting & Refining Co. Ltd.	Thailand	No
		China Yunnan Tin Co. Ltd.	China	No
		Chengfeng Metals Co. Pte. Ltd.	China	No
	Singapore	Yunnan Tin Company Limited	China	Yes
		Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Yes
	Zhenjiang City, China[3]	None specified	--	--

Steel Drum Closures (Purchased from 3rd Party Manufacturer)	Closures Used in Various Global Locations	EM Vinto	Bolivia	Yes
		Mineração Taboca S.A.	Brazil	Yes
		Minsur	Peru	Yes
		Operaciones Metalurgical S.A.	Bolivia	Yes
		Thaisarco	Thailand	Yes

Painted Capseals, Nozzles and Screwcaps (Purchased from 3rd Party Manufacturers)	Closures Used in Various Global Locations (Sourced from Mumbia, India)	Malaysia Smelting Corp (MSC)	Malaysia	Yes[2]
		PT Timah (Persero) Tbk Mentok	Indonesia	Yes
	Closures Used in Various Global Locations (Sourced from Bangalore, India)	Thailand Smelting & Refining Co. Ltd.	Thailand	No

1 If designated as “Yes” above, the tin smelter was found to be conformant to the standards set forth by RMAP as of May 9, 2019.
2 RMI conformant designation has expired and tin smelter is undergoing RMAP “re-audit in process” as of May 9, 2019.
3 Company did not receive complete smelter lists from all first-tier suppliers for the applicable manufacturing location.